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                             July 14, 2022

       Guy Adrian Robertson
       Chief Executive Officer and Director
       Fitell Corporation
       23-25 Mangrove Lane
       Taren Point, NSW 2229
       Australia

                                                        Re: Fitell Corporation
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 17,
2022
                                                            CIK No. 0001928581

       Dear Mr. Robertson:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted June 17, 2022

       General

   1. Please revise your filing, as applicable, to provide disclosure related to the direct or indirect impact that
Russia's invasion of Ukraine and the international response have had or may have on your
business. For additional guidance, please see the Division of
                                                        Corporation Finance's
Sample Letter to Companies Regarding Disclosures Pertaining to
                                                        Russia   s Invasion of
Ukraine and Related Supply Chain Issues, issued by the staff in May
                                                        2022.
   2. To the extent material, disclose any new or heightened risk of potential cyberattacks by
 Guy Adrian Robertson
FirstName  LastNameGuy Adrian Robertson
Fitell Corporation
Comapany
July       NameFitell Corporation
     14, 2022
July 14,
Page  2 2022 Page 2
FirstName LastName
         state actors or others since Russia's invasion of Ukraine and whether you have taken actions to mitigate such potential cyberattacks.
3. If your operations have experienced or are experiencing inflationary pressures or rising costs, please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.
         Please also revise to identify actions planned or taken, if any, to mitigate inflationary pressures.
Cover Page

4. We note the disclosure throughout your document about China, such as the disclosure on pages 2 and 34 about your license agreements, the disclosure on page 16 that a significant portion of the products that you purchase are manufactured abroad in China and the disclosure on pages 50-52 about the markets in China. Please revise your disclosure throughout the filing to address, to the extent applicable, the comments set forth in the sample letter to China-based companies available on our website. For example, revise your disclosure to address comments 2, 7, 8 and 14 of the sample letter to the extent applicable.
Cautionary Statement Regarding Forward-Looking Statements, page iii

5. Please revise this section to remove the reference to the safe harbor provisions as they are inapplicable to initial public offerings.
Licensing Business, page 2

6. Please disclose, if material, the percentage of your revenues from the license agreement mentioned in this section.
Market and Industry Data, page 11

7. Please tell us whether you commissioned any of the third-party data presented in your document and, if so, please file the consent as an exhibit.
Risk Factors, page 14

8. Please include a risk factor to highlight the risks, such as write downs, related to the amount of your intangible assets on your balance represent approximately 23% of your total assets as of December 31, 2021.
A significant amount of our products are manufactured abroad, page 16

9. Please expand the disclosure on page 16 about "A significant portion of the products that we purchase is manufactured abroad in China" to quantify the "significant portion."
          Also, revise the disclosure on page 56 about the four suppliers that "represent over 5% of
         [y]our supplies" to clarify which of the four suppliers are from Australia and China.
 Guy Adrian Robertson
Fitell Corporation
July 14, 2022
Page 3
Enforceability of Civil Liabilities, page 31

10. We note your disclosure on pages 63-64 about your officers and directors. Please revise the disclosure on page 31 to discuss, if applicable, the extent to which your directors and officers are nationals or residents of China or Hong Kong and discuss the difficulty of bringing actions against them and enforcing judgments against them. Also, revise the appropriate risk factor to highlight, if applicable, such risk.
11.      Please ensure that the consents filed by the firms referenced in this section include the
         consent to use their names in this section of your prospectus. Suppliers and Customers, page 56

12. Please revise the disclosure in this section to clarify whether you have written agreements with the four suppliers mentioned on page 56 and disclose, if applicable, the material terms of the agreements.
Facilities, page 61

13. Please provide the disclosure required by Item 4.D of Form 20-F. In this regard, we note the disclosure about leases in Note 4 on pages F-9 and F-10 and in
Note 3 on page F-20.
         Also file as an exhibit the lease agreement mentioned in Note 3 and in
Note 4.
Our Employees, page 62

14. Please provide, if possible, a breakdown of persons employed by main category of activity and geographic location pursuant to Item 6.D of Form 20-F. Management, page 63

15. Please clarify whether your officers devote their full-time attention to you. In this regard, it appears from page 63 that Mr. Robertson also is an officer of Artemis Resources
         Limited. If they do not devote full-time attention to you, then revise the Risk Factors section to highlight the risk that the officers do not devote full-time attention to you and their conflicts of interest.
16. Please revise to ensure that you have disclosed the principal occupations and employment over the last five years of each of your directors and executive officers named here. In this regard, we note the press release in January 2022 that Mr. Robertson was appointed to the board
FirstName    of directors ofAdrian
           LastNameGuy       Artemis  Resources Limited.
                                    Robertson
Comapany
17.    PleaseNameFitell  Corporation
               file the consents for Messrs. Leighton, Wu and Ross as exhibits to your registration
July 14,statement.
          2022 PageFor3 guidance, refer to Rule 438 of the Securities Act. FirstName LastName
 Guy Adrian Robertson
FirstName  LastNameGuy Adrian Robertson
Fitell Corporation
Comapany
July       NameFitell Corporation
     14, 2022
July 14,
Page  4 2022 Page 4
FirstName LastName

Executive Compensation, page 66

18. Please update your compensation disclosure in this section and in the "Compensation of
         Directors" section on page 66 for your recently completed fiscal year ended June 30,
         2022.
Related Party Transactions, page 68

19. Please provide the disclosure required by Item 7.B. of Form 20-F. For example, we note the disclosure in this section does not mention: (1) the amount due from a related party disclosed on page F-2; and (2) the balance due from a related party was collected in full subsequent to December 31, 2021 disclosed on page F-11.
Lock-up Agreements, page 74

20. Please file as exhibits the lock-up agreements mentioned in this section.
Index to Financial Statements
Fitell Corporation, page F-1

21. Please revise to include the audited financial statements of the registrant, Fitell
         Corporation, in accordance with Item 8.A.4 of Form 20-F. In addition, tell us and disclose the registrant's fiscal year-end.
Unaudited Pro Forma Combined Financial Statements As of December 31, 2021, page F-22

22. We note that Fitell Corporation entered into a share exchange agreement with KMAS
         Capital and Investment Pty Ltd (   KMAS   ), which holds all of the
issued and outstanding
         shares of GD Wellness Pty Ltd (   GD   ), and SKMA Capital and
Investment
         Ltd (   SKMA   ), which holds all of the issued and outstanding shares
of KMAS. Citing the
         authoritative accounting guidance that supports your treatment, please tell us in sufficient detail how you accounted for the share exchange agreement. In doing so, clarify if you accounted for the transaction as a business combination using purchase accounting under
         ASC 805, a reverse merger recapitalization, or a reorganization of entities under common control under ASC 805-50. See ASC 805-10-15-3 and -4. We note your disclosure on page 68 that your director, Ms. Jieting Zhao, holds all of the issued and outstanding shares of SKMA, which wholly-owned KMAS and GD prior to the share exchange. Tell us the percentage ownership interest in Fitell Corporation held by Ms. Zhao immediately prior to the share exchange. Also clarify why you provide historical financial statements of GD instead of the KMAS parent.
23. Pursuant to Rule 11-02(c) of Regulation S-X, please limit your pro forma statements of operations to the most recent annual and interim periods and your pro forma balance sheet to the most recent period required. Since Fitell Corporation was incorporated on April 11,
         2022, also clarify how historical financial statements are available prior to such date.
 Guy Adrian Robertson
Fitell Corporation
July 14, 2022
Page 5
Exhibit Index, page II-4

24. Please re-file exhibits 2.1, 3.1 and 10.1 in the proper searchable format.
Signatures, page II-5

25. Below the second paragraph of text on the Signatures page, please include the signature of the principal financial officer, and the controller or principal accounting officer where the registration statement is signed by individuals and indicate the capacity in which each individual is signing.
       You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or Andrew Blume,
Senior Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



                                                              Sincerely,
FirstName LastNameGuy Adrian Robertson
                                                              Division of
Corporation Finance
Comapany NameFitell Corporation
                                                              Office of
Manufacturing
July 14, 2022 Page 5
cc:       Mark E. Crone, Esq.
FirstName LastName